EXHIBIT 99.1

NewsRelease

TC Energy generates strong results in 2021 while progressing energy transition initiatives
Increases common share dividend for the twenty-second consecutive year
CALGARY, Alberta – February 15, 2022 – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced net income attributable to common shares for fourth quarter 2021 of $1.1 billion or $1.14 per share compared to net income of $1.1 billion or $1.20 per share for the same period in 2020. For the year ended December 31, 2021, net income attributable to common shares was $1.8 billion or $1.87 per share compared to net income of $4.5 billion or $4.74 per share for 2020. Comparable earnings1 for fourth quarter 2021 were $1.0 billion or $1.06 per common share compared to $1.1 billion or $1.15 per common share in 2020. Comparable earnings for the year ended December 31, 2021 were $4.2 billion or $4.27 per common share compared to $3.9 billion or $4.20 per common share for the comparable period in 2020. Net cash provided by operations for the year ended December 31, 2021 was $6.9 billion compared to $7.1 billion for 2020. Comparable funds generated from operations1 for the year ended December 31, 2021 were $7.4 billion, in-line with 2020 results. TC Energy's Board of Directors also declared a quarterly dividend of $0.90 per common share for the quarter ending March 31, 2022, equivalent to $3.60 per common share on an annualized basis, an increase of 3.4 per cent. This is the twenty-second consecutive year the Board has raised the dividend.
“Our $100 billion diversified portfolio of high-quality, long-life energy infrastructure assets continued to perform extremely well in 2021 as evidenced by our strong financial results,” said François Poirier, TC Energy’s President and Chief Executive Officer. “Comparable earnings of $4.2 billion or $4.27 per common share and comparable funds generated from operations of $7.4 billion reflect the strong demand for our services, contributions from new assets placed into service and our constant focus on operational excellence.”
During 2021, TC Energy continued to reliably deliver the energy people need. Flows and utilization levels across many of our systems continued to exceed historical norms despite the ongoing impacts of COVID-19 and energy market volatility. We also placed $4.1 billion of assets into service and sanctioned approximately $7.0 billion of new projects including maintenance capital.
"Today we are advancing $24 billion of commercially secured projects including approximately $6.5 billion that are expected to enter service in 2022. These projects will expand and extend our asset footprint across North America and are expected to generate attractive returns for our shareholders in the years ahead,” added Poirier. “Based on the confidence we have in our future outlook, our Board of Directors declared a dividend of $0.90 per common share for first quarter 2022. This equates to $3.60 per common share on an annualized basis, an 3.4 per cent increase over the amount declared in 2021.”
TC Energy's $24 billion of secured capital projects are underpinned by strong industry fundamentals as well as cost-of-service regulation and/or long-term, take-or-pay contracts. This capital program, combined with the strong performance of our existing assets, is expected to result in average annual growth in comparable EBITDA1 of five per cent through 2026. Additional sanctioned projects that enter service by 2026, along with other revenue enhancements and cost savings, would add to the Company’s growth outlook. Based on the confidence we have in our business plans we expect to continue to grow the common share dividend at an annual rate of three to five per cent. This is consistent with our established conservative approach to capital allocation and is expected to provide the capacity to fund our sizable capital program while enhancing our financial strength and flexibility.
1 Comparable earnings, comparable earnings per common share, comparable funds generated from operations and comparable EBITDA are non-GAAP measures used throughout this news release. These measures do not have any standardized meaning under U.S. GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. The most directly comparable U.S. GAAP measures are Net income attributable to common shares, Net income per common share, Net cash provided by operations and Segmented earnings, respectively. For more information on non-GAAP measures, refer to the Non-GAAP section of this news release.

“Our vision is to be the premier energy infrastructure company in North America, now and in the future,” continued Poirier. “Looking forward, we expect that our network of critical energy infrastructure will be used for decades to come and continue to generate significant in-corridor growth potential. We also remain committed to the sustainable development of our business. Modernizing our existing systems and assets along with the decarbonization of our own energy consumption are some of the areas we are focused on while also seeking opportunities to invest in low-carbon energy infrastructure. We believe our creativity, technical strength and unparalleled market connectivity will allow us to prosper regardless of the pace and direction of energy transition.”
TC Energy is uniquely positioned to continue advancing projects involving new energy types and technologies emerging through energy transition. The Company is progressing the electrification of our systems including a Request for Information to meet the electricity needs of the U.S. portion of the Keystone Pipeline System assets as well as the Canyon Creek Pumped Hydro Storage Project and the long-term Bruce Power life extension program. Through partnerships both within and outside of our industry, we have identified emerging technology opportunities such as partnering with Pembina on the Alberta Carbon Grid, signing agreements with Nikola Corporation and Hyzon Motors to explore the co-development of hydrogen hubs, working with Irving Oil focused on reducing emissions, reaching an agreement with the Department of National Defence for land access to develop the world-class Ontario Pumped Storage Project and executing a 15-year power purchase agreement for wind energy with EDP Renewables.
In October 2021 we also released our latest Report on Sustainability which includes targets for all our sustainability commitments. Notably, we set Scope 1 and Scope 2 GHG reduction targets, including reducing the emissions intensity from our operations 30 per cent by 2030 and positioning to achieve net zero emissions from our operations by 2050. In all our operations and projects, we will remain focused on managing and reducing our GHG emissions and building constructive, enduring relationships with communities and stakeholders for decades to come.
Highlights
(All financial figures are unaudited and in Canadian dollars unless otherwise noted)
•Fourth quarter 2021 financial results
◦Net income attributable to common shares of $1.1 billion or $1.14 per common share
◦Segmented earnings of $1.9 billion
◦Net cash provided by operations of $1.8 billion
◦Comparable earnings of $1.0 billion or $1.06 per common share
◦Comparable EBITDA of $2.4 billion
◦Comparable funds generated from operations of $2.1 billion
•For the year ended December 31, 2021
◦Net income attributable to common shares of $1.8 billion or $1.87 per common share
◦Segmented earnings of $4.1 billion
◦Net cash provided by operations of $6.9 billion
◦Comparable earnings of $4.2 billion or $4.27 per common share
◦Comparable EBITDA of $9.4 billion
◦Comparable funds generated from operations of $7.4 billion
•TC Energy's Board of Directors approved a 3.4 per cent increase in the quarterly common share dividend to $0.90 per common share for the quarter ending March 31, 2022
•Continued to advance our $24 billion secured capital program by investing $2.1 billion in the quarter
•Submitted final cost and schedule estimates for the Bruce Power Unit 3 MCR program to the IESO in December 2021.
•Administrative Law Judge recommended the Columbia Gas settlement for approval and certified it as uncontested to FERC for its review and approval
•Filed ANR rate case in January 2022. Uncontested GTN rate settlement was approved by FERC in November 2021
•Continued to develop a 1,000 MW pumped hydro storage project in Meaford, Ontario with Ontario's Minister of Energy instructing the IESO to progress the project to Gate 2 of the Unsolicited Proposals Process in November 2021.

Net income attributable to common shares decreased by $6 million or $0.06 per common share to $1.1 billion or $1.14 per share for the three months ended December 31, 2021 compared to the same period in 2020. Per share results reflect the impact of common shares issued for the acquisition of the remaining ownership interests in TC PipeLines, LP in first quarter 2021. Net income attributable to common shares includes a number of specific items that we believe are significant but not reflective of our underlying operations in the period. More information on these items, which are excluded from comparable earnings, can be found in the table entitled "Reconciliation of net income to comparable earnings" below.
Comparable EBITDA of $2.4 billion increased by $81 million for the three months ended December 31, 2021 compared to the same period in 2020 primarily due to the net effect of the following:
•increased earnings in U.S. Natural Gas Pipelines primarily from higher Columbia Gas transportation rates effective February 1, 2021 as a result of the subsequently uncontested rate case settlement, lower operating costs across a number of pipelines and improved earnings from our mineral rights business
•higher Power and Storage comparable EBITDA resulting from increased Canadian Power earnings mainly due to contributions from trading activities and higher realized margins, as well as increased earnings from Bruce Power due to higher volumes resulting from fewer outage days
•decreased earnings from Liquids Pipelines attributable to lower volumes on the U.S. Gulf Coast section of the Keystone Pipeline System, partially offset by increased contributions from liquids marketing activities reflecting higher margins and volumes
•lower comparable EBITDA from Canadian Natural Gas Pipelines due to the net effect of lower flow-through depreciation and financial charges, partially offset by higher incentive earnings and the elimination of the TC Energy contribution on the Canadian Mainline, offset in part by higher flow-through income taxes as well as increased rate-base earnings on the NGTL System
•foreign exchange impact of a weaker U.S. dollar on the Canadian dollar equivalent segmented earnings in our U.S. dollar-denominated operations. U.S. dollar-denominated comparable EBITDA increased by US$92 million to US$1.2 billion compared to US$1.1 billion in 2020; however, this was translated at a rate of 1.26 in 2021 versus 1.30 in 2020.
While the weakening of the U.S. dollar in fourth quarter 2021 compared to the same period in 2020 had a negative impact on comparable EBITDA for the three months ended December 31, 2021, the corresponding impact on comparable earnings was not significant due to offsetting natural and economic hedges.
In addition, due to the flow-through treatment of certain expenses including income taxes, financial charges and depreciation in our Canadian rate-regulated pipelines, changes in these expenses impact our comparable EBITDA despite having no significant effect on net income.
Comparable earnings of $1.0 billion or $1.06 per common share decreased by $45 million or $0.09 per common share for the three months ended December 31, 2021 compared to the same period in 2020 and was primarily the net effect of:
•changes in comparable EBITDA described above
•higher Income tax expense mainly due to the impact of lower foreign tax rate differentials, Mexico inflationary adjustments, as well as increased flow-through income taxes on Canadian rate-regulated pipelines
•higher Interest expense primarily due to lower capitalized interest as a result of its cessation for the Keystone XL pipeline project following the revocation of the Presidential Permit on January 20, 2021, partially offset by the foreign exchange impact from a weaker U.S. dollar on translation of U.S. dollar-denominated interest
•lower AFUDC, predominantly due to suspension of recording AFUDC on the Villa de Reyes project effective January 1, 2021 resulting from ongoing delays, partially offset by NGTL System expansion projects under construction
•lower Non-controlling interests following the March 3, 2021 acquisition of all outstanding common units of TC PipeLines, LP not beneficially owned by TC Energy

•decreased Depreciation and amortization in our Canadian Natural Gas Pipelines due to one section of the Canadian Mainline being fully depreciated in 2021, partially offset by new projects in U.S. Gas Natural Gas Pipelines placed in service and certain fourth quarter 2021 adjustments related to the Columbia Gas uncontested rate case settlement
•higher Interest income and other mainly attributable to higher realized gains in 2021 compared to 2020 on derivatives used to manage our net exposure to foreign exchange rate fluctuations on U.S. dollar-denominated income.
Comparable earnings per share also reflects the impact of common shares issued for the acquisition of the remaining ownership interests in TC PipeLines, LP in first quarter 2021.
Certain of our businesses generate all or most of their earnings in U.S. dollars and, since we report our financial results in Canadian dollars, changes in the value of the U.S. dollar against the Canadian dollar directly affect our comparable EBITDA and may also impact comparable earnings. As our U.S. dollar-denominated operations continue to grow, this exposure increases. A portion of the U.S. dollar-denominated comparable EBITDA exposure is naturally offset by U.S. dollar-denominated amounts below comparable EBITDA within Depreciation and amortization, Interest expense and other income statement line items. The balance of the exposure is actively managed on a rolling forward basis up to three years using foreign exchange derivatives; however, the natural exposure beyond that period remains. Despite the decrease in the average exchange rate for the three months ended December 31, 2021 compared to 2020, the net impact of U.S. dollar movements on comparable earnings over this period, after considering natural offsets and economic hedges, was not significant.
NOTABLE RECENT DEVELOPMENTS INCLUDE:
Canadian Natural Gas Pipelines
•NGTL System: In the year ended December 31, 2021, the NGTL System placed approximately $1.1 billion of capacity projects in service.
•Coastal GasLink: The project is currently more than 59 per cent complete. The entire route has been cleared, grading is more than 70 per cent complete and more than 240 km (149 miles) of pipeline has been installed, with reclamation activities underway in many areas.
We continue to expect project costs to increase significantly along with a delay to project completion compared to the original project cost and schedule. Coastal GasLink has sought to mitigate cost increases and schedule delays and will continue to do so.
Coastal GasLink is in dispute with LNG Canada with respect to the recognition of certain costs and the impacts on schedule; however, the parties are in active and constructive discussions toward a resolution of this matter. We do not expect any suspension of construction activities while discussions continue. The ultimate level of debt financing and the amounts to be contributed as equity by Coastal GasLink LP partners, including us, will be determined by the substance of a resolution with LNG Canada.
During this time, in addition to using funds from its $6.8 billion project-level credit facility and the recovery of construction carrying costs from LNG Canada, construction is also being funded in part by a subordinated demand revolving facility with TC Energy which has a current capacity of $500 million and provides the project with additional short-term funding and financial flexibility. At December 31, 2021, $1 million was outstanding on this revolving facility.
In fourth quarter 2021, as a further interim measure, TC Energy executed a subordinated loan agreement to provide additional temporary financing to the project, if necessary, of up to $3.3 billion as a bridge to a required increase in the $6.8 billion project-level financing to fund incremental costs. This financing will be provided through a combination of interest-bearing loans and loans that are subject to a return to TC Energy under certain conditions at the time the final cost of the project is determined. At December 31, 2021, $238 million was outstanding on these loans.

U.S. Natural Gas Pipelines
•Columbia Gas Section 4 Rate Case: Columbia Gas filed a Section 4 rate case with FERC in July 2020 requesting an increase to its maximum transportation rates effective February 1, 2021, subject to refund upon completion of the rate proceeding. On July 28, 2021, Columbia Gas notified FERC that it reached a settlement-in-principle with its customers addressing all remaining issues in the case, including but not limited to the resolution of rates and continuation of Columbia Gas's modernization program. On October 29, 2021, Columbia Gas filed its settlement with FERC, and is now awaiting approval, with 2021 revenues expected to be generally consistent with estimates recorded to date. On December 17, 2021, the presiding Administrative Law Judge recommended the settlement for approval and certified it as uncontested to FERC for its review and approval. While there is no timeframe in which FERC must act on the settlement, in-line with other recent rate case settlement approval timelines, we expect to receive approval of the settlement in early 2022.
•Modernization III: Subject to FERC approval as part of the Columbia Gas uncontested rate settlement, Columbia Gas and its customers entered into a settlement arrangement (Modernization III) which provides recovery and return on investment to modernize its system, improve system safety, integrity, compliance and reliability. The Modernization III program includes, among other things, replacement of aging pipeline and compressor facilities, enhancements to system inspection capabilities and improvements in control systems as well as projects designed to increase energy efficiency and reduce emissions. The program was approved for up to US$1.2 billion of work starting in 2021 and is to be completed through 2024. As per the terms of the arrangement, facilities in service by November 30 of each year collect revenues effective April 1 of the following year until the arrangement is terminated. New rates will become effective once Columbia Gas files a subsequent Section 4 rate case under the Natural Gas Act.
•Delivery Market Projects: We are actively developing projects that will replace and upgrade certain facilities while reducing direct carbon dioxide equivalent (CO2e) emissions along portions of our pipeline systems in principal delivery markets. Consistent with this initiative, in November 2021 we sanctioned the WR project on ANR to serve markets in the midwestern U.S. This project has an estimated capital cost of approximately US$0.8 billion and is expected to be placed in service in fourth quarter 2025.
•ANR Section 4 Rate Case: ANR filed a Section 4 rate case with FERC on January 28, 2022 requesting an increase to ANR's maximum transportation rates effective August 1, 2022, subject to refund upon completion of the rate proceeding. As the rate process progresses, we expect to engage in a collaborative process to achieve settlement with our customers, FERC and other stakeholders.
•GTN Rate Case Settlement: On September 29, 2021, GTN filed an uncontested rate settlement which would set new recourse rates for GTN effective January 1, 2022 and institute a rate moratorium through December 31, 2023. The uncontested rate settlement was approved by FERC on November 18, 2021. The revised rates are not expected to have a significant impact on our U.S. Natural Gas Pipelines segment comparable earnings. In addition, GTN must file for new rates no later than April 1, 2024.
•GTN XPress: The GTN XPress expansion project filed its FERC certificate application in fourth quarter 2021 and is expected to be placed in service in the second half of 2023.
•Grand Chenier XPress: Phase II of Grand Chenier XPress, an expansion project on ANR connecting supply directly to U.S. Gulf Coast LNG export facilities, was placed in service in January 2022.
Mexico Natural Gas Pipelines
•Tula and Villa de Reyes: In 2021, we advanced the resolution of disputed contract terms for the Tula and Villa de Reyes projects with the signing of an MOU on July 30, 2021 outlining main settlement principles. Villa de Reyes construction is ongoing but completion has been delayed due to COVID-19 contingency measures and challenges gaining access to land in certain local communities. Management is working closely with state and local governments to complete negotiations and achieve access to land so that construction can be completed. We expect to complete the construction of Villa de Reyes in phases during 2022.

Liquids Pipelines
•Northern Courier: On November 30, 2021, we received $35 million in proceeds from the monetization of our remaining 15 per cent equity interest in Northern Courier Pipeline to Astisiy Limited Partnership, a partnership comprised of Suncor Energy Inc. and eight Indigenous communities in the Regional Municipality of Wood Buffalo. As a result, we recorded a pre-tax gain on sale of $13 million ($19 million after tax).
Power and Storage
•Bruce Power Life Extension: The Unit 6 MCR program continues on schedule and on budget; however, COVID-19 may have an impact on cost and schedule contingency. As applicable, Bruce Power will seek recovery of any impacts in accordance with the force majeure provisions of the IESO contract. The program is nearing the end of the Inspection Phase and has entered the Installation Phase. Preparation of the Unit 3 MCR program, which is the next scheduled MCR outage, continues and Bruce Power submitted its final cost and schedule duration estimate to the IESO in December 2021. As well, Bruce Power submitted its initial preliminary cost and schedule duration estimate report for the Unit 4 MCR program, which is the next unit scheduled after Unit 3.
•Renewable Energy Requests for Information (RFI): Through an RFI process in 2021, we announced that we were seeking to identify potential contracts and/or investment opportunities in up to 620 MW of wind energy projects, 300 MW of solar projects and 100 MW of energy storage projects to meet the electricity needs of the U.S. portion of the Keystone Pipeline System assets. We also identified meaningful origination opportunities to supply renewable energy products and services to industrial and oil and gas sectors proximate to our in-corridor demand. We received a significant number of responses to our RFI and are currently evaluating proposals and expect to finalize contracts during the first half of 2022.
•Ontario Pumped Storage Project: As part of our strategy to capture opportunities that capitalize on the transition to a less carbon-intensive energy mix, we continue to progress the development of the Ontario Pumped Storage project, an energy storage facility located near Meaford, Ontario that would provide 1,000 MW of flexible, clean energy to Ontario's electricity system. Two key milestones on the project were reached in 2021. On July 28, 2021, the Federal Minister of National Defence granted long-term land access to the fourth Canadian Division Training Centre for development of the project on this site. On November 11, 2021, Ontario’s Minister of Energy instructed the IESO to progress the project to Gate 2 of the Unsolicited Proposals Process. Once in service, this project will store emission-free energy when available and provide it to Ontario during periods of peak demand, thereby maximizing the value of existing emissions-free generation in the province. We also continue to consult with the Saugeen Ojibway Nation and other Indigenous groups along with other local stakeholders as we continue to advance this project, which remains subject to a number of conditions and approvals, including approval of our Board of Directors.
Corporate
•Common share dividend: Our Board of Directors declared a quarterly dividend of $0.90 per common share for the quarter ending March 31, 2022. The quarterly amount is equivalent to $3.60 per common share on an annualized basis, an increase of 3.4 per cent.
•Recent management changes: Bevin Wirzba’s role has expanded to Executive Vice-President, Strategy and Corporate Development and Group Executive, Canadian Natural Gas and Liquids Pipelines following the news that Tracy Robinson, former Executive Vice-President and President, Canadian Natural Gas Pipelines and President, Coastal GasLink has decided to pursue a significant leadership role with another organization. Bevin will be supported by Greg Grant, President, Canadian Natural Gas Pipelines and Richard Prior, President, Liquids Pipelines.

Teleconference and Webcast
We will hold a teleconference and webcast on Tuesday, February 15, 2022 to discuss our fourth quarter 2021 financial results. François Poirier, President and Chief Executive Officer; Joel Hunter, Executive Vice-President and Chief Financial Officer; and other members of the executive leadership team will discuss TC Energy's financial results and company developments at 2 p.m. (MST) / 4 p.m. (EST).
Members of the investment community and other interested parties are invited to participate by calling 1.800.319.4610. No pass code is required. Please dial in 15 minutes prior to the start of the call. A live webcast of the teleconference will be available on TC Energy's website at www.TCEnergy.com/events or via the following URL: http://www.gowebcasting.com/11706.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EST) on February 22, 2022. Please call 1.855.669.9658 and enter pass code 8338.
The audited annual consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available on our website at www.TCEnergy.com and will be filed today under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.
About TC Energy
We are a vital part of everyday life – delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and liquids pipelines, along with power generation and storage facilities, wherever life happens – we’re there. Guided by our core values of safety, innovation, responsibility, collaboration and integrity, our people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.
TC Energy's common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at www.TCEnergy.com.

Forward-Looking Information
This release contains certain information that is forward-looking, including the sustainability commitments and targets contained in our 2021 Report on Sustainability and our GHG Emissions Reduction Plan, and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov and the "Forward-looking information" section of our 2021 Report on Sustainability and our GHG Emissions Reduction Plan which are available on our website at www.TCEnergy.com.
Non-GAAP Measures
This release contains references to non-GAAP measures, including comparable earnings, comparable earnings per common share, comparable EBITDA and comparable funds generated from operations, that do not have any standardized meaning as prescribed by U.S. GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Annual consolidated financial statements and MD&A. Refer to: (i) each business segment for a reconciliation of comparable EBITDA and comparable EBIT to segmented earnings; (ii) the Consolidated results section for reconciliations of comparable earnings and comparable earnings per common share to Net income attributable to common shares and Net income per common share, respectively; and (iii) the Cash provided by operating activities section for a reconciliation of funds generated from operations and comparable funds generated from operations to Net cash provided by operations. Refer to the About this document – Non-GAAP measures section of the MD&A in our 2021 Annual Report to Shareholders for more information about the non-GAAP measures we use, which section of the MD&A is incorporated by reference herein. The MD&A can be found on SEDAR (www.sedar.com) under TC Energy's profile.
Media Inquiries:
Jaimie Harding / Suzanne Wilton
media@tcenergy.com
403.920.7859 or 800.608.7859
Investor & Analyst Inquiries:
David Moneta / Gavin Wylie / Hunter Mau
investor_relations@tcenergy.com
403.920.7911 or 800.361.6522

Fourth quarter 2021
Financial highlights

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2021	2020	2021	2020

Income
Revenues	3,584	3,297	13,387	12,999
Net income attributable to common shares	1,118	1,124	1,815	4,457
per common share – basic	$1.14	$1.20	$1.87	$4.74
Comparable EBITDA	2,404	2,323	9,382	9,351
Comparable earnings	1,035	1,080	4,153	3,945
per common share	$1.06	$1.15	$4.27	$4.20

Cash flows
Net cash provided by operations	1,801	1,939	6,890	7,058
Comparable funds generated from operations	2,073	2,079	7,406	7,385
Capital spending[1]	2,123	2,231	7,134	8,900
Proceeds from sales of assets, net of transaction costs	35	—	35	3,407

Dividends declared
Per common share	$0.87	$0.81	$3.48	$3.24
Basic common shares outstanding (millions)
– weighted average for the period	980	940	973	940
– issued and outstanding at end of period	981	940	981	940
1Includes Capital expenditures, Capital projects in development and Contributions to equity investments.

FORWARD-LOOKING INFORMATION
We disclose forward-looking information to help the reader understand management’s assessment of our future plans and financial outlook and our future prospects overall.
Statements that are forward looking are based on certain assumptions and on what we know and expect today and generally include words like anticipate, expect, believe, may, will, should, estimate or other similar words.
Forward-looking statements in this news release include information about the following, among other things:
•our financial and operational performance, including the performance of our subsidiaries
•expectations about strategies and goals for growth and expansion, including acquisitions
•expected cash flows and future financing options available, including portfolio management
•expected dividend growth
•expected access to and cost of capital
•expected costs and schedules for planned projects, including projects under construction and in development
•expected capital expenditures, contractual obligations, commitments and contingent liabilities
•expected regulatory processes and outcomes
•statements related to our GHG emissions reduction goals
•expected outcomes with respect to legal proceedings, including arbitration and insurance claims
•the expected impact of future tax and accounting changes
•expected industry, market and economic conditions
•the expected impact of COVID-19.
Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different because of assumptions, risks or uncertainties related to our business or events that happen after the date of this news release.
Our forward-looking information is based on the following key assumptions and subject to the following risks and uncertainties:
Assumptions
•realization of expected benefits from acquisitions, divestitures and energy transition
•regulatory decisions and outcomes
•planned and unplanned outages and the use of our pipeline, power and storage assets
•integrity and reliability of our assets
•anticipated construction costs, schedules and completion dates
•access to capital markets, including portfolio management
•expected industry, market and economic conditions
•inflation rates and commodity prices
•interest, tax and foreign exchange rates
•nature and scope of hedging
•expected impact of COVID-19.
Risks and uncertainties
•realization of expected benefits from acquisitions and divestitures
•our ability to successfully implement our strategic priorities and whether they will yield the expected benefits
•our ability to implement a capital allocation strategy aligned with maximizing shareholder value
•the operating performance of our pipeline, power and storage assets
•amount of capacity sold and rates achieved in our pipeline businesses
•the amount of capacity payments and revenues from our power generation assets due to plant availability
•production levels within supply basins
2 | TC Energy Fourth Quarter News Release 2021

•construction and completion of capital projects
•cost and availability of labour, equipment and materials
•the availability and market prices of commodities
•access to capital markets on competitive terms
•interest, tax and foreign exchange rates
•performance and credit risk of our counterparties
•regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims
•our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment and COVID-19
•our ability to realize the value of tangible assets and contractual recoveries, including those specific to the Keystone XL pipeline project
•competition in the businesses in which we operate
•unexpected or unusual weather
•acts of civil disobedience
•cyber security and technological developments
•ESG related risks
•impact of energy transition on our business
•economic conditions in North America as well as globally
•global health crises, such as pandemics and epidemics, including COVID-19 and the unexpected impacts related thereto.
You can read more about these factors and others in reports we have filed with Canadian securities regulators and the SEC, including the Management's discussion and analysis (MD&A) in our 2021 Annual Report.
As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events, unless we are required to by law.
FOR MORE INFORMATION
You can find more information about TC Energy Corporation (TC Energy) in our Annual Information Form and other disclosure documents, which are available on SEDAR (www.sedar.com).
NON-GAAP MEASURES
This news release references the following non-GAAP measures:
•comparable EBITDA
•comparable EBIT
•comparable earnings
•comparable earnings per common share
•funds generated from operations
•comparable funds generated from operations.
These measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. Discussions throughout this news release on the factors impacting comparable earnings and comparable earnings before interest, taxes, depreciation and amortization (comparable EBITDA) are consistent with the factors that impact net income attributable to common shares and segmented earnings, respectively, except where noted otherwise.
TC Energy Fourth Quarter News Release 2021 | 3

Comparable measures
We calculate comparable measures by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. Except as otherwise described herein, these comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.
Our decision not to adjust for a specific item in reporting comparable measures is subjective and made after careful consideration. Specific items may include:
•gains or losses on sales of assets or assets held for sale
•income tax refunds, valuation allowances and adjustments resulting from changes in legislation and enacted tax rates
•certain fair value adjustments relating to risk management activities
•legal, contractual and bankruptcy settlements
•impairment of goodwill, plant, property and equipment, investments and other assets
•acquisition and integration costs
•restructuring costs.
We exclude from comparable measures the unrealized gains and losses from changes in the fair value of derivatives related to financial and commodity price risk management activities. These derivatives generally provide effective economic hedges but do not meet the criteria for hedge accounting. As a result, the changes in fair value are recorded in net income. As these amounts do not accurately reflect the gains and losses that will be realized at settlement, we do not consider them reflective of our underlying operations. We also exclude from comparable measures the unrealized foreign exchange gains and losses on the loan receivable from affiliate as well as the corresponding proportionate share of Sur de Texas foreign exchange gains and losses, as these amounts do not accurately reflect the gains and losses that will be realized at settlement. These amounts offset within each reporting period, resulting in no impact on net income.
The following table identifies our non-GAAP measures against their most directly comparable GAAP measures.

Comparable measure	GAAP measure

comparable EBITDA	segmented earnings
comparable EBIT	segmented earnings
comparable earnings	net income attributable to common shares
comparable earnings per common share	net income per common share
funds generated from operations	net cash provided by operations
comparable funds generated from operations	net cash provided by operations
Comparable EBITDA and comparable EBIT
Comparable EBITDA represents segmented earnings adjusted for certain specific items, excluding non-cash charges for depreciation and amortization. We use comparable EBITDA as a measure of our earnings from ongoing operations as it is a useful indicator of our performance and is also presented on a consolidated basis. Comparable earnings before interest and taxes (comparable EBIT) represents segmented earnings adjusted for specific items and is an effective tool for evaluating trends in each segment. Refer to each business segment for a reconciliation to segmented earnings.
Comparable earnings and comparable earnings per common share
Comparable earnings represents earnings attributable to common shareholders on a consolidated basis, adjusted for specific items. Comparable earnings is comprised of segmented earnings, Interest expense, Allowance for funds used during construction (AFUDC), Interest income and other, Income tax expense, Non-controlling interests and Preferred share dividends, adjusted for specific items. Refer to the Consolidated results section for reconciliations to Net income attributable to common shares and Net income per common share.
4 | TC Energy Fourth Quarter News Release 2021

Funds generated from operations and comparable funds generated from operations
Funds generated from operations reflects net cash provided by operations before changes in operating working capital (working capital). The components of changes in working capital are disclosed in our 2021 Consolidated financial statements. We believe funds generated from operations is a useful measure of our consolidated operating cash flows because it excludes fluctuations from working capital balances, which do not necessarily reflect underlying operations in the same period and is used to provide a consistent measure of the cash-generating ability of our businesses. Comparable funds generated from operations is adjusted for the cash impact of specific items noted above. Refer to the Cash provided by operating activities section for a reconciliation to Net cash provided by operations.
TC Energy Fourth Quarter News Release 2021 | 5

Consolidated results – fourth quarter 2021

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2021	2020	2021	2020

Canadian Natural Gas Pipelines	389	350	1,449	1,657
U.S. Natural Gas Pipelines	818	730	3,071	2,837
Mexico Natural Gas Pipelines	123	137	557	669
Liquids Pipelines	373	300	(1,600)	1,359
Power and Storage	191	43	628	181
Corporate	(6)	(150)	(46)	70
Total segmented earnings	1,888	1,410	4,059	6,773
Interest expense	(611)	(530)	(2,360)	(2,228)
Allowance for funds used during construction	72	95	267	349
Interest income and other	87	373	200	213
Income before income taxes	1,436	1,348	2,166	5,107
Income tax expense	(278)	(116)	(120)	(194)
Net income	1,158	1,232	2,046	4,913
Net income attributable to non-controlling interests	(8)	(69)	(91)	(297)
Net income attributable to controlling interests	1,150	1,163	1,955	4,616
Preferred share dividends	(32)	(39)	(140)	(159)
Net income attributable to common shares	1,118	1,124	1,815	4,457
Net income per common share – basic	$1.14	$1.20	$1.87	$4.74
Net income attributable to common shares decreased by $6 million or $0.06 per common share for the three months ended December 31, 2021 compared to the same period in 2020. Net income per common share in fourth quarter 2021 reflects the impact of common shares issued for the acquisition of the remaining ownership interests in TC PipeLines, LP in first quarter 2021.
The following specific items were recognized in Net income attributable to common shares and were excluded from comparable earnings:
Fourth quarter 2021 results included:
•an incremental $60 million after-tax reduction to the Keystone XL asset impairment charge, net of expected contractual recoveries and other contractual and legal obligations, related to the termination of the Keystone XL pipeline project following the January 20, 2021 revocation of the Presidential Permit
•an after-tax gain of $19 million related to the sale of the remaining interest in Northern Courier
•preservation and storage costs for Keystone XL pipeline project assets of $10 million after tax, which could not be accrued as part of the Keystone XL asset impairment charge
•a $7 million after-tax gain primarily related to pension adjustments incurred as part of the Voluntary Retirement Program (VRP)
•an incremental $6 million income tax expense related to the sale of our Ontario natural gas-fired power plants sold in April 2020.

6 | TC Energy Fourth Quarter News Release 2021

The Keystone XL pipeline project asset impairment charge does not reflect offsetting amounts with respect to the Government of Alberta's investment in Keystone XL nor their repayment of the project's guaranteed credit facility without recourse to TC Energy, both of which were accounted for within the Consolidated statement of equity in second quarter 2021 and served to reduce our net financial impact from the Keystone XL pipeline project termination. Refer to the Liquids Pipelines – Significant events section in the MD&A of our 2021 Annual Report for additional information.
Fourth quarter 2020 results included:
•an incremental after-tax loss of $81 million related to the Ontario natural-gas fired power plants sold in April 2020
•an income tax valuation allowance release of $18 million following our reassessment of deferred tax assets that were deemed more likely than not to be realized in 2020
•an additional $18 million income tax recovery related to state income taxes on the sale of certain Columbia Midstream assets.
Net income in all periods included unrealized gains and losses from changes in risk management activities which we exclude, along with the above noted items, to arrive at comparable earnings. A reconciliation of Net income attributable to common shares to comparable earnings is shown in the following table.
RECONCILIATION OF NET INCOME TO COMPARABLE EARNINGS

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2021	2020	2021	2020

Net income attributable to common shares	1,118	1,124	1,815	4,457
Specific items (net of tax):
Keystone XL asset impairment charge and other	(60)	—	2,134	—
Gain on partial sale of Northern Courier	(19)	—	(19)	—
Voluntary Retirement Program	(7)	—	48	—
Keystone XL preservation and other	10	—	37	—
Loss/(gain) on sale of Ontario natural gas-fired power plants	6	81	(7)	283
Gain on partial sale of Coastal GasLink LP	—	—	—	(402)
Income tax valuation allowance releases	—	(18)	—	(299)
Gain on sale of Columbia Midstream assets	—	(18)	—	(18)
Risk management activities[1]	(13)	(89)	145	(76)
Comparable earnings	1,035	1,080	4,153	3,945
Net income per common share	$1.14	$1.20	$1.87	$4.74
Specific items (net of tax):
Keystone XL asset impairment charge and other	(0.06)	—	2.19	—
Gain on partial sale of Northern Courier	(0.02)	—	(0.02)	—
Voluntary Retirement Program	(0.01)	—	0.05	—
Keystone XL preservation and other	0.01	—	0.04	—
Loss/(gain) on sale of Ontario natural gas-fired power plants	0.01	0.08	(0.01)	0.30
Gain on partial sale of Coastal GasLink LP	—	—	—	(0.43)
Income tax valuation allowance releases	—	(0.02)	—	(0.32)
Gain on sale of Columbia Midstream assets	—	(0.02)	—	(0.02)
Risk management activities	(0.01)	(0.09)	0.15	(0.07)
Comparable earnings per common share	$1.06	$1.15	$4.27	$4.20
TC Energy Fourth Quarter News Release 2021 | 7

1	Risk management activities	three months ended December 31		year ended December 31
	(millions of $)	2021	2020	2021	2020

	U.S. Natural Gas Pipelines	7	—	6	—
	Liquids Pipelines	(5)	(25)	(3)	(9)
	Canadian Power	4	(1)	12	(2)
	Natural Gas Storage	30	(5)	(6)	(13)
	Foreign exchange	(20)	150	(203)	126
	Income tax attributable to risk management activities	(3)	(30)	49	(26)
	Total unrealized gains/(losses) from risk management activities	13	89	(145)	76
COMPARABLE EBITDA TO COMPARABLE EARNINGS
Comparable EBITDA represents segmented earnings adjusted for the specific items described above and excludes non-cash charges for depreciation and amortization. For further information on our reconciliation to comparable EBITDA refer to the business segment financial results sections.

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2021	2020	2021	2020

Comparable EBITDA
Canadian Natural Gas Pipelines	674	682	2,675	2,566
U.S. Natural Gas Pipelines	1,032	919	3,856	3,638
Mexico Natural Gas Pipelines	151	166	666	786
Liquids Pipelines	380	408	1,526	1,700
Power and Storage	177	161	683	677
Corporate	(10)	(13)	(24)	(16)
Comparable EBITDA	2,404	2,323	9,382	9,351
Depreciation and amortization	(634)	(652)	(2,522)	(2,590)
Interest expense included in comparable earnings	(611)	(530)	(2,354)	(2,228)
Allowance for funds used during construction	72	95	267	349
Interest income and other included in comparable earnings	103	86	444	173
Income tax expense included in comparable earnings	(259)	(134)	(833)	(654)
Net income attributable to non-controlling interests	(8)	(69)	(91)	(297)
Preferred share dividends	(32)	(39)	(140)	(159)
Comparable earnings	1,035	1,080	4,153	3,945
Comparable earnings per common share	$1.06	$1.15	$4.27	$4.20

8 | TC Energy Fourth Quarter News Release 2021

Comparable EBITDA – 2021 versus 2020
Comparable EBITDA increased by $81 million for the three months ended December 31, 2021 compared to the same period in 2020 primarily due to the net effect of the following:
•increased earnings in U.S. Natural Gas Pipelines primarily from higher Columbia Gas transportation rates effective February 1, 2021 as a result of the subsequently uncontested rate case settlement, lower operating costs across a number of pipelines and improved earnings from our mineral rights business
•higher Power and Storage comparable EBITDA resulting from increased Canadian Power earnings mainly due to contributions from trading activities and higher realized margins, as well as increased earnings from Bruce Power due to higher volumes resulting from fewer outage days
•decreased earnings from Liquids Pipelines attributable to lower volumes on the U.S. Gulf Coast section of the Keystone Pipeline System, partially offset by increased contributions from liquids marketing activities reflecting higher margins and volumes
•lower comparable EBITDA from Canadian Natural Gas Pipelines due to the net effect of lower flow-through depreciation and financial charges, partially offset by higher incentive earnings and the elimination of the TC Energy contribution on the Canadian Mainline, offset in part by higher flow-through income taxes as well as increased rate-base earnings on the NGTL System
•foreign exchange impact of a weaker U.S. dollar on the Canadian dollar equivalent segmented earnings in our U.S. dollar-denominated operations. As detailed below, U.S. dollar-denominated comparable EBITDA increased by US$92 million to US$1.2 billion compared to US$1.1 billion in 2020; however, this was translated at a rate of 1.26 in 2021 versus 1.30 in 2020. Refer to the Foreign exchange discussion below for additional information.
While the weakening of the U.S. dollar in fourth quarter 2021 compared to the same period in 2020 had a negative impact on comparable EBITDA for the three months ended December 31, 2021, the corresponding impact on comparable earnings was not significant due to offsetting natural and economic hedges. Refer to the Foreign exchange discussion below for additional information.
Due to the flow-through treatment of certain expenses including income taxes, financial charges and depreciation in our Canadian rate-regulated pipelines, changes in these expenses impact our comparable EBITDA despite having no significant effect on net income.
Comparable earnings – 2021 versus 2020
Comparable earnings decreased by $45 million or $0.09 per common share for the three months ended December 31, 2021 compared to the same period in 2020 and was primarily the net effect of:
•changes in comparable EBITDA described above
•higher Income tax expense mainly due to the impact of lower foreign tax rate differentials, Mexico inflationary adjustments, as well as increased flow-through income taxes on Canadian rate-regulated pipelines
•higher Interest expense primarily due to lower capitalized interest as a result of its cessation for the Keystone XL pipeline project following the revocation of the Presidential Permit on January 20, 2021, partially offset by the foreign exchange impact from a weaker U.S. dollar on translation of U.S. dollar-denominated interest
•lower AFUDC, predominantly due to suspension of recording AFUDC on the Villa de Reyes project effective January 1, 2021 resulting from ongoing delays, partially offset by NGTL System expansion projects under construction
•lower Non-controlling interests following the March 3, 2021 acquisition of all outstanding common units of TC PipeLines, LP not beneficially owned by TC Energy
•decreased Depreciation and amortization in our Canadian Natural Gas Pipelines due to one section of the Canadian Mainline being fully depreciated in 2021, partially offset by new projects in U.S. Gas Natural Gas Pipelines placed in service and certain fourth quarter 2021 adjustments related to the Columbia Gas uncontested rate case settlement
•higher Interest income and other mainly attributable to higher realized gains in 2021 compared to 2020 on derivatives used to manage our net exposure to foreign exchange rate fluctuations on U.S. dollar-denominated income.

TC Energy Fourth Quarter News Release 2021 | 9

Foreign exchange
Certain of our businesses generate all or most of their earnings in U.S. dollars and, since we report our financial results in Canadian dollars, changes in the value of the U.S. dollar against the Canadian dollar directly affect our comparable EBITDA and may also impact comparable earnings. As our U.S. dollar-denominated operations continue to grow, this exposure increases. A portion of the U.S. dollar-denominated comparable EBITDA exposure is naturally offset by U.S. dollar-denominated amounts below comparable EBITDA within Depreciation and amortization, Interest expense and other income statement line items. The balance of the exposure is actively managed on a rolling forward basis up to three years using foreign exchange derivatives; however, the natural exposure beyond that period remains. Despite the decrease in the average exchange rate for the three months ended December 31, 2021 compared to 2020, the net impact of U.S. dollar movements on comparable earnings over this period, after considering natural offsets and economic hedges, was not significant.
The components of our financial results denominated in U.S. dollars are set out in the table below, including our U.S. and Mexico Natural Gas Pipelines operations along with the majority of our Liquids Pipelines business. Comparable EBITDA is a non-GAAP measure.
Pre-tax U.S. dollar-denominated income and expense items

	three months ended December 31		year ended December 31
(millions of US$)	2021	2020	2021	2020

Comparable EBITDA
U.S. Natural Gas Pipelines	819	706	3,075	2,714
Mexico Natural Gas Pipelines[1]	140	146	602	666
U.S. Liquids Pipelines	216	231	884	955
	1,175	1,083	4,561	4,335
Depreciation and amortization	(245)	(216)	(911)	(877)
Interest on long-term debt and junior subordinated notes	(314)	(315)	(1,259)	(1,302)
Capitalized interest	—	42	10	131
Allowance for funds used during construction	28	56	101	182
Non-controlling interests and other	(9)	(70)	(76)	(248)
	635	580	2,426	2,221
Average exchange rate - U.S. to Canadian dollars	1.26	1.30	1.25	1.34
1Excludes interest expense on our inter-affiliate loan with Sur de Texas which is fully offset in Interest income and other.

10 | TC Energy Fourth Quarter News Release 2021

Capital program
We are developing quality projects under our capital program. These long-life infrastructure assets are supported by long-term commercial arrangements with creditworthy counterparties and/or regulated business models and are expected to generate significant growth in earnings and cash flows. In addition, many of these projects advance our goals to reduce our own carbon footprint as well as that of our customers.
Our capital program consists of approximately $24 billion of secured projects which represent commercially supported, committed projects that are either under construction or are in or preparing to commence the permitting stage.
Three years of maintenance capital expenditures for our businesses are included in the secured projects table. Maintenance capital expenditures on our regulated Canadian and U.S. natural gas pipelines are added to rate base on which we have the opportunity to earn a return and recover these expenditures through current or future tolls, which is similar to our capacity capital projects on these pipelines. Tolling arrangements in our liquids pipelines business provide for the recovery of maintenance capital expenditures.
During the year ended December 31, 2021, we placed approximately $2.3 billion of Canadian and U.S. natural gas pipelines capacity capital projects into service. In addition, approximately $1.8 billion of maintenance capital expenditures were incurred.
All projects are subject to cost and timing adjustments due to factors including weather, market conditions, route refinement, permitting conditions, scheduling and timing of regulatory permits, as well as other potential restrictions and uncertainties, including the ongoing impact of COVID-19. Amounts exclude capitalized interest and AFUDC, where applicable.
TC Energy Fourth Quarter News Release 2021 | 11

Secured projects
Estimated and incurred project costs referred to in the following table include 100 per cent of the capital expenditures related to our wholly-owned projects and our ownership share of equity contributions to fund projects within our equity investments, primarily Coastal GasLink and Bruce Power.

	Expected in-service date	Estimated project cost[1]	Project costs incurred as at December 31, 2021
(billions of $)

Canadian Natural Gas Pipelines
NGTL System[2]	2022	3.3	1.8
	2023	1.8	0.2
	2024+	0.5	—
Canadian Mainline	2022	0.2	0.1
Coastal GasLink[3]	2023	0.2	0.2
Regulated maintenance capital expenditures	2022-2024	2.1	—
U.S. Natural Gas Pipelines
Modernization III (Columbia Gas)[4]	2022-2024	US 1.2	US 0.2
Delivery market projects	2025	US 1.5	—
Other capacity capital	2022-2025	US 1.5	US 0.9
Regulated maintenance capital expenditures	2022-2024	US 2.0	—
Mexico Natural Gas Pipelines
Villa de Reyes	2022	US 1.0	US 0.9
Tula[5]	—	US 0.8	US 0.6
Liquids Pipelines
Other capacity capital	2022-2023	US 0.2	US 0.1
Recoverable maintenance capital expenditures	2022-2024	0.1	—
Power and Storage
Bruce Power – life extension[6]	2022-2027	4.4	1.9
Other
Non-recoverable maintenance capital expenditures[7]	2022-2024	0.6	—
		21.4	6.9
Foreign exchange impact on secured projects[8]		2.2	0.7
Total secured projects (Cdn$)		23.6	7.6
1Amounts reflect 100 per cent of costs related to wholly-owned assets as well as cash contributions to our joint-venture investments.
2Estimated project costs for 2022 and 2023 include a total of $0.6 billion for Foothills related to the West Path Expansion Program.
3The estimated project cost represents our share of anticipated partner equity contributions to the project, with the expected in-service date and estimated project cost reflecting the last project update. Refer to the Canadian Natural Gas Pipelines – Significant events section in the MD&A of our 2021 Annual Report for additional information on the status of Coastal GasLink's dispute with LNG Canada regarding the recognition of certain costs and schedule changes. Refer to our 2021 Annual Report for information regarding our commitment to provide additional temporary financing, if necessary, to Coastal GasLink under certain circumstances.
4Subject to FERC approval of the Columbia Gas uncontested rate case settlement. Refer to the U.S. Natural Gas Pipelines – Significant events section in the MD&A of our 2021 Annual Report for additional information.
5The East Section of the Tula pipeline is available for interruptible transportation services. We are working to procure necessary land access on the west section of the Tula pipeline to finalize its construction. The central segment construction has been delayed due to pending Indigenous consultation processes under the responsibility of the Secretary of Energy. Refer to the Mexico Pipelines – Significant events section in the MD&A of our 2021 Annual Report for additional information.
6Reflects our expected share of cash contributions for the Bruce Power Unit 6 Major Component Replacement (MCR) program, expected to be in service in 2023, amounts to be invested under the Asset Management program through 2027 as well as the incremental uprate initiative. In addition, it includes our expected share of cash contributions for the Unit 3 MCR, subject to IESO approval of the basis of estimate. Refer to the Power and Storage – Significant events section in the MD&A of our 2021 Annual Report for additional information.
7Includes non-recoverable maintenance capital expenditures from all segments and is primarily comprised of our proportionate share of maintenance capital expenditures for Bruce Power and other Power and Storage assets.
8Reflects U.S./Canada foreign exchange rate of 1.27 at December 31, 2021.

12 | TC Energy Fourth Quarter News Release 2021

Projects under development
In addition to our secured projects, we have a portfolio of projects that we are currently pursuing which are in varying stages of development. Projects under development have greater uncertainty with respect to timing and estimated project costs and are subject to corporate and regulatory approvals, unless otherwise noted. Each business segment has also outlined additional areas of focus for further ongoing business development activities and growth opportunities. As these projects are advanced, reaching necessary milestones, they will be included in the secured projects table.
Canadian Natural Gas Pipelines
We continue to focus on optimizing the utilization and value of our existing Canadian Natural Gas Pipelines assets, including in-corridor expansions, providing connectivity to LNG export terminals and connections to growing shale gas supplies. Sustainability development projects will include additional compressor station electrification and waste heat capture power generation on our systems as well as other GHG abatement initiatives.
U.S. Natural Gas Pipelines
Delivery Market Projects
Projects are in development that will replace, upgrade and modernize certain U.S. Natural Gas Pipelines facilities while reducing emissions along portions of our pipeline systems’ principal delivery markets. The enhanced facilities are expected to improve reliability of our systems and allow for additional contracted transportation services to address growing demand in the U.S. Midwest and the Mid-Atlantic regions under long-term contracts while reducing direct carbon dioxide equivalent emissions. Included in our secured projects are the US$0.7 billion VR Project on Columbia Gas and the US$0.8 billion WR Project on ANR, two delivery market projects that were approved in 2021 with expected in-service dates in the second half of 2025.
Other Opportunities
We are currently pursuing a variety of projects including compression replacement while furthering the electrification of our fleet, increasing capacity to LNG, power generation and LDCs, expanding our modernization programs and in-corridor expansion opportunities on our existing system. These projects are expected to improve the reliability of our system with an environmental focus on cleaner energy.
Refer to the U.S. Natural Gas Pipelines – Significant events section in the MD&A of our 2021 Annual Report for additional information.
Mexico Natural Gas Pipelines
We are currently evaluating new growth projects driven by Mexico’s economic expansion and the need to connect natural gas to new regions of the country to serve power plants, industrial demand and LNG exports and, in doing so, reduce reliance on costly, carbon intensive fuel oil. Potential projects include a re-route of the central segment of Tula as well as a new offshore pipeline that would connect additional natural gas supply to Southeast Mexico and capacity expansions on existing assets.
Liquids Pipelines
Grand Rapids Phase II
Regulatory approvals have been obtained for Phase II of Grand Rapids which consists of completing the 36-inch pipeline for crude oil service and converting the 20-inch pipeline from crude oil to diluent service. Commercial support is being pursued with prospective customers.
Terminals Projects
We continue to pursue projects associated with our terminals in Alberta and the U.S. to expand our core business and add operational flexibility for our customers.

TC Energy Fourth Quarter News Release 2021 | 13

Other Opportunities
We remain focused on maximizing the value of our liquids assets by expanding and leveraging our existing infrastructure and enhancing connectivity and service offerings to our customers. We are pursuing selective growth opportunities to add incremental value to our Liquids Pipelines business and expansions that leverage available capacity on our existing infrastructure. We remain disciplined in our approach and will position our business development activities strategically to capture opportunities within our risk preferences.
Power and Storage
Bruce Power
Life Extension Program
The continuation of Bruce Power’s life extension program through to 2033 will require the investment of our proportionate share of Major Component Replacement (MCR) program costs on Units 3, 4, 5, 7 and 8, as well as the remaining Asset Management program costs which continue beyond 2033. This program will extend the life of Units 3 to 8 and the Bruce Power site to 2064. The basis of estimate for the Unit 3 MCR was submitted to the IESO in December 2021 for a refurbishment outage expected to begin in first quarter 2023. Preparation work for the Unit 4 MCR is well underway and work for Unit 5, 7 and 8 MCRs have also begun. Future MCR investments will be subject to discrete decisions for each unit with specified off-ramps available to Bruce Power and the IESO. We expect to spend approximately $4.8 billion for our proportionate share of the Bruce Power MCR program costs for Units 4, 5, 7 and 8, the remaining Asset Management program costs beyond 2027, as well as the incremental uprate initiative discussed below.
Uprate Initiative
Bruce Power recently launched Project 2030 with the goal of achieving a site peak output of 7,000 MW by 2033 in support of climate change targets and future clean energy needs. Project 2030 will focus on continued asset optimization, innovation and leveraging new technology, which could include integration with storage and other forms of energy, to increase the site peak output at Bruce Power. Project 2030 is arranged in three stages with the first two stages fully approved for execution. Stage 1 started in 2019 and is expected to add 150 MW of output and Stage 2, beginning in early 2022, is targeting another 200 MW. Both stages are expected to increase output in multiple steps ending in 2033. Stage 3 requires Stage 1 and 2 to be complete and would enable an increase to the reactor power limit.
Development-Stage Projects
Ontario Pumped Storage
We continue to progress the development of the Ontario Pumped Storage project, an energy storage facility located near Meaford, Ontario that would provide 1,000 MW of flexible, clean energy to Ontario’s electricity system using a process known as pumped hydro storage.
Two key milestones on the Ontario Pumped Storage project were reached in 2021. On July 28, 2021, the Federal Minister of National Defence granted long-term land access to the fourth Canadian Division Training Centre for development of the project on this site. On November 11, 2021, Ontario’s Minister of Energy instructed the IESO to progress the project to Gate 2 of the Unsolicited Proposals Process. Once in service, this project will store emission-free energy when available and provide that energy to Ontario during periods of peak demand, thereby maximizing the value of existing emissions-free generation in the province.
Saddlebrook Solar and Storage
We are proposing to construct and operate the Saddlebrook Solar and Storage project, a solar and energy storage solution, which consists of a solar-generating facility located in Aldersyde, Alberta that will operate in conjunction with a battery energy storage system.

14 | TC Energy Fourth Quarter News Release 2021

The proposed generating facility will produce approximately 81 MW of power and the battery storage system will provide up to 40 MWh of energy storage capacity and is expected to reduce GHG emissions by approximately 115,000 tonnes per year. The proposed project is partially funded through Emissions Reduction Alberta’s Biotechnology, Electricity and Sustainable Transportation Challenge. We expect to make a final investment decision on the project in 2022 with the first phases of commissioning beginning towards the end of 2022.
Canyon Creek Pumped Storage
We acquired 100 per cent ownership of the Canyon Creek pumped storage development project in 2021. Once in service, the facility will have initial generating capacity of 75 MW, expandable through future development to 400 MW, and will utilize existing site infrastructure from a decommissioned coal mine. The facility will provide up to 37 hours of on-demand, flexible, clean energy and ancillary services to the Alberta electricity grid. The project has received the approval of the Alberta Utilities Commission and the required approval of the Alberta Government for hydro projects under the Hydro Development Act.
The Canyon Creek Pumped Storage project is part of a larger product offering by us, a 24-by-7 carbon-free power product in the Province of Alberta and includes output from other projects currently under construction or being developed, thereby positioning our customers to manage hourly power needs with cost certainty and achieve decarbonization goals by sourcing power from emissions-free assets.
Renewable Energy Request for Information (RFI)
In 2021, we announced that we were seeking to identify potential contracts and/or investment opportunities in wind, solar and power storage renewable energy projects. We requested up to 620 MW of wind energy projects, 300 MW of solar projects and 100 MW of energy storage projects to meet the electricity needs of the U.S. portion of the Keystone Pipeline System assets. We also identified meaningful origination opportunities to supply renewable energy products and services to industrial and oil and gas sectors proximate to our in-corridor demand. We received a significant number of responses to our RFI and are currently evaluating proposals and expect to finalize contracts during the first half of 2022.
Other Opportunities
We are actively building our customer-focused origination platform across North America, providing commodity products and energy services to help customers address the challenges of energy transition. Our existing network of assets, customers and suppliers provide a mutual opportunity in which we can tailor solutions to meet their clean energy needs. Although we may adopt a custom-tailored strategy for each of our partnerships, the core underpinning remains consistent, which is that every opportunity we undertake will ultimately be driven by customer needs allowing us to complement each other’s capabilities, diversify risk and share learnings as we navigate the energy transition.
Refer to the Power and Storage – Significant events section in the MD&A of our 2021 Annual Report for additional information.
Other Energy Transition Developments
Our vision is to be the premier energy infrastructure company in North America today and in the future. That future includes embracing the energy transition that is underway and contributing to a lower-carbon energy world. As energy transition continues to evolve, we recognize a significant opportunity to reduce our emissions footprint, in addition to being a partner to our customers and other industries which are also looking for low-carbon solutions. Currently, it is uncertain how the energy mix will evolve and at what pace. We continue to observe a reliance on the existing sources of natural gas, crude oil and electricity, for which we currently provide services to our customers.

TC Energy Fourth Quarter News Release 2021 | 15

We are targeting five focus areas to reduce the emissions intensity of our operations, while also capturing growth opportunities that meet the energy needs of the future:
•modernize our existing system and assets
•decarbonize our energy consumption
•drive digital solutions and technologies
•leverage carbon credits and offsets
•invest in low-carbon energy and infrastructure, such as renewables along with emerging fuels and technology.
Alberta Carbon Grid (ACG)
On June 17, 2021, we announced a partnership with Pembina Pipeline Corporation to jointly develop a world-scale carbon transportation and sequestration system which, when fully constructed, will be capable of transporting more than 20 million tonnes of carbon dioxide annually, thereby providing opportunities to retrofit existing assets and reduce our carbon footprint. By leveraging existing pipelines and a newly developed sequestration hub, the ACG is expected to provide an infrastructure platform for Alberta-based industries to manage their emissions and contribute to a lower-carbon economy. Designed to be an open-access system, the ACG would connect the Fort McMurray, Alberta Industrial Heartland and Drayton Valley regions to key sequestration locations and delivery points across the province. We are also pursuing opportunities to leverage our existing systems in support of hydrogen production and transportation.
Irving Oil Decarbonization
On August 12, 2021, we signed an MOU to explore the joint development of a series of proposed energy projects focused on reducing GHG emissions and creating new economic opportunities in New Brunswick and Atlantic Canada. Together with Irving Oil, we have identified a series of potential projects focused on decarbonizing existing assets and deploying emerging technologies to reduce overall emissions over the medium and long term. The partnership’s initial focus will consider a suite of upgrade projects at Irving Oil’s refinery in Saint John, New Brunswick, with the goal of significantly reducing emissions through the production and use of low-carbon power generation.
Hydrogen Hubs
We have entered into two Joint Development Agreements (JDA), to support customer-driven hydrogen production for long-haul transportation, power generation, large industrials and heating customers across the United States and Canada. The first opportunity is a partnership with Nikola Corporation, a designer and manufacturer of zero-emission battery-electric and hydrogen-electric vehicles and related equipment, where Nikola will be a long-term anchor customer for hydrogen production infrastructure supporting hydrogen fueled zero-emission heavy-duty trucks. The JDA with Nikola supports co-development of large-scale green and blue hydrogen production hubs, utilizing our power and natural gas infrastructure.
Our second customer-driven opportunity is a partnership with Hyzon Motors, a leader in fuel cell electric mobility for commercial vehicles, to develop hydrogen production facilities focused on zero-to-negative carbon intensity hydrogen from renewable natural gas, biogas and other sustainable sources. The facilities will be located close to demand, supporting Hyzon’s back-to-base vehicle deployments. Our significant pipeline, storage and power assets can potentially be leveraged to lower the cost and increase the speed of development of these hubs. This may include exploring the integration of pipeline assets to enable hydrogen distribution and storage via pipeline and/or to deliver carbon dioxide to permanent sequestration sites to decarbonize the hydrogen production process.

16 | TC Energy Fourth Quarter News Release 2021

Canadian Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of $)	2021	2020	2021	2020

NGTL System	435	406	1,649	1,509
Canadian Mainline	190	234	838	911
Other Canadian pipelines[1]	49	42	188	146
Comparable EBITDA	674	682	2,675	2,566
Depreciation and amortization	(285)	(332)	(1,226)	(1,273)
Comparable EBIT	389	350	1,449	1,293
Specific item:
Gain on partial sale of Coastal GasLink LP	—	—	—	364
Segmented earnings	389	350	1,449	1,657
1Includes results from Foothills, Ventures LP, Great Lakes Canada, our investment in TQM, Coastal GasLink development fee revenue as well as general and administrative and business development costs related to our Canadian Natural Gas Pipelines.
Canadian Natural Gas Pipelines segmented earnings increased by $39 million for the three months ended December 31, 2021 compared to the same period in 2020.
Net income and comparable EBITDA for our rate-regulated Canadian natural gas pipelines are primarily affected by our approved ROE, our investment base, the level of deemed common equity and incentive earnings. Changes in depreciation, financial charges and income taxes also impact comparable EBITDA but do not have a significant impact on net income as they are almost entirely recovered in revenues on a flow-through basis.
NET INCOME AND AVERAGE INVESTMENT BASE

	three months ended December 31		year ended December 31
(millions of $)	2021	2020	2021	2020

Net income
NGTL System	164	146	631	565
Canadian Mainline	57	42	213	160
Average investment base
NGTL System			15,560	14,070
Canadian Mainline			3,724	3,673
Net income for the NGTL System increased by $18 million for the three months ended December 31, 2021 compared to the same period in 2020 mainly due to a higher average investment base resulting from continued system expansions. Effective January 1, 2020, the NGTL System is operating under the 2020-2024 Revenue Requirement Settlement which includes an ROE of 10.1 per cent on 40 per cent deemed common equity. This settlement provides the NGTL System the opportunity to increase depreciation rates if tolls fall below specified levels and an incentive mechanism for certain operating costs where variances from projected amounts are shared with our customers.
TC Energy Fourth Quarter News Release 2021 | 17

Net income for the Canadian Mainline increased by $15 million for the three months ended December 31, 2021 compared to the same period in 2020 mainly as a result of higher incentive earnings and the elimination of a $20 million after-tax annual TC Energy contribution included in the previous settlement. Effective January 1, 2021, the Canadian Mainline is operating under the 2021-2026 Mainline Settlement which includes an approved ROE of 10.1 per cent on 40 per cent deemed common equity and an incentive to decrease costs and increase revenues on the pipeline under a beneficial sharing mechanism with our customers. In 2020, the Canadian Mainline operated under the terms of the 2015-2030 Tolls Application approved in 2014. The terms of the previous settlement included an ROE of 10.1 per cent on deemed common equity of 40 per cent, an incentive mechanism with both upside and downside risk and a $20 million after-tax annual TC Energy contribution to reduce the revenue requirement.
COMPARABLE EBITDA
Comparable EBITDA for Canadian Natural Gas Pipelines decreased by $8 million for the three months ended December 31, 2021 compared to the same period in 2020 primarily due to the net effect of:
•lower flow-through depreciation and financial charges, partially offset by higher incentive earnings, the elimination of the TC Energy contribution and higher flow-through income taxes on the Canadian Mainline
•higher flow-through depreciation and income taxes as well as increased rate-base earnings on the NGTL System.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization decreased by $47 million for the three months ended December 31, 2021 compared to the same period in 2020 mainly due to one section of the Canadian Mainline being fully depreciated in 2021, partially offset by higher depreciation on the NGTL System from facilities that were placed in service.
18 | TC Energy Fourth Quarter News Release 2021

U.S. Natural Gas Pipelines
On March 3, 2021, we acquired all the outstanding common units of TC PipeLines, LP not beneficially owned by TC Energy in exchange for TC Energy common shares (the TC PipeLines, LP acquisition). TC PipeLines, LP results reflect our ownership interests in eight natural gas pipelines prior to the acquisition.
The table below is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of US$, unless otherwise noted)	2021	2020	2021	2020

Columbia Gas	407	337	1,529	1,305
ANR	156	131	592	512
Columbia Gulf	59	52	220	195
Great Lakes[1,2]	46	26	158	91
GTN[2,3]	44	—	139	—
Other U.S. pipelines[2,5]	98	31	313	117
TC PipeLines, LP2,4	—	31	24	119
Non-controlling interests[4]	9	98	100	375
Comparable EBITDA	819	706	3,075	2,714
Depreciation and amortization	(175)	(145)	(630)	(597)
Comparable EBIT	644	561	2,445	2,117
Foreign exchange impact	167	169	620	720
Comparable EBIT (Cdn$)	811	730	3,065	2,837
Specific item:
Risk management activities	7	—	6	—
Segmented earnings (Cdn$)	818	730	3,071	2,837
1Results reflect our 53.55 per cent direct interest in Great Lakes until March 3, 2021 and our 100 per cent ownership interest subsequent to the TC PipeLines, LP acquisition.
2Our ownership interest in TC PipeLines, LP was 25.5 per cent prior to our acquisition on March 3, 2021, at which time it became 100 per cent. Prior to March 3, 2021, TC PipeLines, LP’s results reflected a 46.45 per cent ownership interest in Great Lakes, its ownership of GTN, Bison, North Baja, Portland and Tuscarora as well as its share of equity income from Northern Border and Iroquois.
3Reflects 100 per cent of GTN's comparable EBITDA subsequent to our acquisition of TC PipeLines, LP on March 3, 2021.
4Reflects comparable EBITDA attributable to portions of TC PipeLines, LP and Portland that we did not own prior to our acquisition of TC PipeLines, LP on March 3, 2021, and subsequently reflects earnings attributable to the remaining 38.3 per cent interest in Portland we do not own.
5Reflects comparable EBITDA from our ownership in our mineral rights business, Crossroads and our share of equity income from Millennium and Hardy Storage, as well as general and administrative and business development costs related to our U.S. natural gas pipelines. For the period subsequent to our acquisition of TC PipeLines, LP on March 3, 2021, results also include 100 per cent of Bison, North Baja and Tuscarora, 61.7 per cent of Portland, plus our equity income from Northern Border and Iroquois.
U.S. Natural Gas Pipelines segmented earnings increased by $88 million for the three months ended December 31, 2021 compared to the same period in 2020 and included unrealized gains from changes in the fair value of derivatives related to our U.S. natural gas marketing business in 2021 which have been excluded from our calculation of comparable EBIT. A weaker U.S. dollar in 2021 had a negative impact on the Canadian dollar equivalent segmented earnings from our U.S. operations compared to the same period in 2020. Refer to the Consolidated results – Foreign exchange section for additional information.
TC Energy Fourth Quarter News Release 2021 | 19

Comparable EBITDA for U.S. Natural Gas Pipelines increased by US$113 million for the three months ended December 31, 2021 compared to the same period in 2020 and was primarily due to the net effect of:
•a net increase in comparable EBITDA from Columbia Gas as a result of the higher transportation rates effective February 1, 2021, pursuant to the Columbia Gas uncontested rate case settlement. Refer to the U.S. Natural Gas Pipelines – Significant events section in the MD&A of our 2021 Annual Report for additional information
•increased earnings from lower operating costs across a number of pipelines and the contribution from growth projects placed in service primarily on Columbia Gas and ANR
•increased earnings from our mineral rights business due to higher commodity prices.
The positive impact on comparable earnings following the TC PipeLines, LP acquisition noted above is reflected through a reduction in Non-controlling interests. Refer to the Corporate – Net income attributable to non-controlling interests section for additional information.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization increased by US$30 million for the three months ended December 31, 2021 compared to the same period in 2020 mainly due to new projects placed in service and certain fourth quarter 2021 adjustments related to the Columbia Gas uncontested rate case settlement.
20 | TC Energy Fourth Quarter News Release 2021

Mexico Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of US$, unless otherwise noted)	2021	2020	2021	2020

Topolobampo	40	39	161	159
Sur de Texas[1]	21	26	113	171
Tamazunchale	27	29	118	120
Guadalajara	17	17	71	64
Mazatlán	17	17	70	70
Comparable EBITDA	122	128	533	584
Depreciation and amortization	(21)	(22)	(86)	(87)
Comparable EBIT	101	106	447	497
Foreign exchange impact	22	31	110	172
Comparable EBIT and segmented earnings (Cdn$)	123	137	557	669
1Represents equity income from our 60 per cent interest and fees earned from the construction and operation of the pipeline.
Mexico Natural Gas Pipelines comparable EBIT and segmented earnings decreased by $14 million for the three months ended December 31, 2021, compared to the same period in 2020. A weaker U.S. dollar in fourth quarter 2021 had a negative impact on the Canadian dollar equivalent segmented earnings compared to the same period in 2020. Refer to the Consolidated results – Foreign exchange section for additional information.
Comparable EBITDA for Mexico Natural Gas Pipelines decreased by US$6 million for the three months ended December 31, 2021 compared to the same period in 2020 as a result of lower equity income from Sur de Texas.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization for the three months ended December 31, 2021 was consistent with the same period in 2020.
TC Energy Fourth Quarter News Release 2021 | 21

Liquids Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings/(losses) (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of $)	2021	2020	2021	2020

Keystone Pipeline System	325	361	1,281	1,474
Intra-Alberta pipelines[1]	20	23	87	92
Liquids marketing and other	35	24	158	134
Comparable EBITDA	380	408	1,526	1,700
Depreciation and amortization	(80)	(83)	(318)	(332)
Comparable EBIT	300	325	1,208	1,368
Specific items:
Keystone XL asset impairment charge and other	79	—	(2,775)	—
Keystone XL preservation and other	(14)	—	(43)	—
Gain on partial sale of Northern Courier	13	—	13	—
Risk management activities	(5)	(25)	(3)	(9)
Segmented earnings/(losses)	373	300	(1,600)	1,359
Comparable EBITDA denominated as follows:
Canadian dollars	107	107	417	418
U.S. dollars	216	231	884	955
Foreign exchange impact	57	70	225	327
Comparable EBITDA	380	408	1,526	1,700
1Intra-Alberta pipelines included Grand Rapids, White Spruce and Northern Courier. In November 2021, we sold our remaining 15 per cent interest in Northern Courier.
Liquids Pipelines segmented earnings increased by $73 million for the three months ended December 31, 2021 compared to the same period in 2020 and included the following specific items which have been excluded from our calculation of comparable EBIT:
•pre-tax asset impairment charge reduction of $79 million for the three months ended December 31, 2021, associated with the termination of the Keystone XL pipeline project and related projects following the January 20, 2021 revocation of the Presidential Permit
•pre-tax preservation and storage costs for Keystone XL pipeline project assets of $14 million for the three months ended December 31, 2021, which could not be accrued as part of the Keystone XL asset impairment charge
•pre-tax gain of $13 million related to the sale of the remaining 15 per cent interest in Northern Courier in fourth quarter 2021
•unrealized gains and losses from changes in the fair value of derivatives related to our liquids marketing business.
A weaker U.S. dollar in 2021 had a negative impact on the Canadian dollar equivalent segmented earnings from our U.S. operations compared to the same period in 2020. Refer to the Consolidated results – Foreign exchange section for additional information.

22 | TC Energy Fourth Quarter News Release 2021

Comparable EBITDA for Liquids Pipelines decreased by $28 million for the three months ended December 31, 2021 compared to the same period in 2020 and was primarily due to the net effect of:
•lower volumes on the U.S. Gulf Coast section of the Keystone Pipeline System
•increased contributions from liquids marketing activities due to higher margins and volumes.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization decreased by $3 million for the three months ended December 31, 2021 compared to the same period in 2020 primarily as a result of a weaker U.S. dollar.
TC Energy Fourth Quarter News Release 2021 | 23

Power and Storage
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of $)	2021	2020	2021	2020

Bruce Power[1]	115	100	411	439
Canadian Power[2]	77	49	253	213
Natural Gas Storage and other	(15)	12	19	25
Comparable EBITDA	177	161	683	677
Depreciation and amortization	(20)	(19)	(78)	(67)
Comparable EBIT	157	142	605	610
Specific items:
(Loss)/gain on sale of Ontario natural gas-fired power plants	—	(93)	17	(414)
Risk management activities	34	(6)	6	(15)
Segmented earnings	191	43	628	181
1Represents our share of equity income from Bruce Power.
2Includes our Ontario natural gas-fired power plants until sold in April 2020.
Power and Storage segmented earnings increased by $148 million for the three months ended December 31, 2021 compared to the same period in 2020 and included the following specific items which have been excluded from comparable EBIT:
•a pre-tax loss of $93 million for the three months ended December 31, 2020 related to the sale of our Ontario natural gas-fired power plants
•unrealized gains and losses from changes in the fair value of derivatives used to manage our exposure to commodity price risk.
Comparable EBITDA for Power and Storage increased by $16 million for the three months ended December 31, 2021 compared to the same period in 2020 primarily due to the net effect of:
•increased Canadian Power earnings primarily due to contributions from trading activities and higher realized margins
•increased contributions from Bruce Power mainly due to higher volumes resulting from lower outage days, partially offset by increased operating costs. Additional financial and operating information on Bruce Power is provided below
•decreased Natural Gas Storage and other earnings as a result of increased business development activities across the segment and lower realized Alberta natural gas storage spreads.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization for the three months ended December 31, 2021 was consistent with the same period in 2020.
24 | TC Energy Fourth Quarter News Release 2021

BRUCE POWER
The following reflects our proportionate share of the components of comparable EBITDA and comparable EBIT.

	three months ended December 31		year ended December 31
(millions of $, unless otherwise noted)	2021	2020	2021	2020

Equity income included in comparable EBITDA and EBIT comprised of:
Revenues[1]	436	411	1,656	1,681
Operating expenses	(245)	(231)	(922)	(884)
Depreciation and other	(76)	(80)	(323)	(358)
Comparable EBITDA and EBIT[2]	115	100	411	439
Bruce Power – other information
Plant availability[3,4]	89%	86%	86%	88%
Planned outage days[4]	64	81	321	276
Unplanned outage days	—	8	22	36
Sales volumes (GWh)[2]	5,345	5,138	20,542	20,956
Realized power price per MWh[5]	$79	$80	$80	$80
1Net of amounts recorded to reflect operating cost efficiencies shared with the IESO.
2Represents our 48.4 per cent ownership interest in Bruce Power. Sales volumes include deemed generation and Unit 6 output until January 2020 when its MCR program commenced.
3The percentage of time the plant was available to generate power, regardless of whether it was running.
4Excludes Unit 6 MCR outage days.
5Calculation based on actual and deemed generation. Realized power price per MWh includes realized gains and losses from contracting activities and cost flow-through items. Excludes unrealized gains and losses on contracting activities and non-electricity revenues.
2021 planned maintenance was completed on Unit 3 in fourth quarter. Planned maintenance on Unit 7 commenced in fourth quarter 2021 and returned to service on January 23, 2022.
TC Energy Fourth Quarter News Release 2021 | 25

Corporate
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to Corporate segmented (losses)/earnings (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of $)	2021	2020	2021	2020

Comparable EBITDA and EBIT	(10)	(13)	(24)	(16)
Specific items:
Voluntary Retirement Program	8	—	(63)	—
Foreign exchange (losses)/gains – inter-affiliate loans[1]	(4)	(137)	41	86
Segmented (losses)/earnings	(6)	(150)	(46)	70
1Reported in Income from equity investments in the Condensed consolidated statement of income.
Corporate segmented losses decreased by $144 million for the three months ended December 31, 2021 compared to the same period in 2020. Corporate segmented losses included an $8 million gain primarily due to a pension settlement and curtailment following the VRP offered in mid-2021. In addition, segmented losses included foreign exchange losses and gains on our proportionate share of peso-denominated inter-affiliate loans to the Sur de Texas joint venture from its partners. These foreign exchange losses and gains are recorded in Income from equity investments in the Corporate segment and have been excluded from our calculation of comparable EBITDA and EBIT as they are fully offset by corresponding foreign exchange gains and losses on the inter-affiliate loan receivable included in Interest income and other.
Comparable EBITDA and EBIT for Corporate for the three months ended December 31, 2021 was largely consistent with the same period in 2020.
Interest expense

	three months ended December 31		year ended December 31
(millions of $)	2021	2020	2021	2020

Interest on long-term debt and junior subordinated notes
Canadian dollar-denominated	(182)	(174)	(712)	(685)
U.S. dollar-denominated	(314)	(315)	(1,259)	(1,302)
Foreign exchange impact	(82)	(96)	(320)	(446)
	(578)	(585)	(2,291)	(2,433)
Other interest and amortization expense	(35)	(20)	(85)	(89)
Capitalized interest	2	75	22	294
Interest expense included in comparable earnings	(611)	(530)	(2,354)	(2,228)
Specific item:
Keystone XL preservation and other	—	—	(6)	—
Interest expense	(611)	(530)	(2,360)	(2,228)
Interest expense included in comparable earnings increased by $81 million for the three months ended December 31, 2021 compared to the same period in 2020 primarily due to the net effect of:
•lower capitalized interest due to its cessation for the Keystone XL pipeline project following the revocation of the Presidential Permit on January 20, 2021
•long-term debt issuances, net of maturities
•the foreign exchange impact from a weaker U.S. dollar on translation of U.S. dollar-denominated interest.
26 | TC Energy Fourth Quarter News Release 2021

Allowance for funds used during construction

	three months ended December 31		year ended December 31
(millions of $)	2021	2020	2021	2020

Canadian dollar-denominated	36	23	140	106
U.S. dollar-denominated	28	56	101	182
Foreign exchange impact	8	16	26	61
Allowance for funds used during construction	72	95	267	349
AFUDC decreased by $23 million for the three months ended December 31, 2021 compared to the same period in 2020. The increase in Canadian dollar-denominated AFUDC is primarily related to a higher balance of NGTL System expansion projects under construction. The decrease in U.S. dollar-denominated AFUDC is mainly the result of the suspension of recording AFUDC on the Villa de Reyes project effective January 1, 2021 due to ongoing delays.
Interest income and other

	three months ended December 31		year ended December 31
(millions of $)	2021	2020	2021	2020

Interest income and other included in comparable earnings	103	86	444	173
Specific items:
Foreign exchange gains/(losses) – inter-affiliate loan	4	137	(41)	(86)
Risk management activities	(20)	150	(203)	126
Interest income and other	87	373	200	213
Interest income and other decreased by $286 million for the three months ended December 31, 2021 compared to the same period in 2020 and included the following specific items which have been removed from our calculation of Interest income and other included in comparable earnings:
•foreign exchange gains and losses on the peso-denominated inter-affiliate loan receivable from the Sur de Texas joint venture
•unrealized gains and losses from changes in the fair value of derivatives used to manage our foreign exchange risk.
Our proportionate share of the corresponding foreign exchange losses and gains and interest expense on the peso-denominated inter-affiliate loans to the Sur de Texas joint venture from its partners are reflected in Income from equity investments in the Corporate and Mexico Natural Gas Pipelines segments, respectively. The foreign exchange gains and losses on these inter-affiliate loans are removed from comparable earnings while the interest income and interest expense are included in comparable earnings with all amounts offsetting and resulting in no impact on net income.
Interest income and other included in comparable earnings increased by $17 million for the three months ended December 31, 2021 compared to the same period in 2020 mainly due to higher realized gains on derivatives used to manage our net exposure to foreign exchange rate fluctuations on U.S. dollar-denominated income.
TC Energy Fourth Quarter News Release 2021 | 27

Income tax expense

	three months ended December 31		year ended December 31
(millions of $)	2021	2020	2021	2020

Income tax expense included in comparable earnings	(259)	(134)	(833)	(654)
Specific items:
Keystone XL asset impairment charge and other	(19)	—	641	—
Sale of Ontario natural gas-fired power plants	(6)	12	(10)	131
Voluntary Retirement Program	(1)	—	15	—
Partial sale of Northern Courier	6	—	6	—
Keystone XL preservation and other	4	—	12	—
Income tax valuation allowance releases	—	18	—	299
Partial sale of Coastal GasLink LP	—	—	—	38
Sale of Columbia Midstream assets	—	18	—	18
Risk management activities	(3)	(30)	49	(26)
Income tax expense	(278)	(116)	(120)	(194)
Income tax expense increased by $162 million for three months ended December 31, 2021 compared to the same period in 2020 and included the following specific items which have been removed from our calculation of Income tax expense included in comparable earnings, in addition to the income tax impacts of the specific items discussed in each business segment:
•a $6 million income tax expense in 2021 ($12 million income tax recovery for the three months ended December 31, 2020) related to the loss on sale of our Ontario natural gas-fired power plants
•an income tax valuation allowance release of $18 million in 2020 related to certain prior years' U.S. income tax losses resulting from our reassessment of deferred tax assets that are more likely than not to be realized
•an $18 million income tax recovery in 2020 related to state income taxes on the sale of certain Columbia Midstream assets.
Income tax expense included in comparable earnings increased by $125 million for the three months ended December 31, 2021 compared to the same period in 2020 primarily due to lower foreign tax rate differentials, the impact of Mexico inflationary adjustments and higher flow-through income taxes on Canadian rate-regulated pipelines.
Net income attributable to non-controlling interests

	three months ended December 31		year ended December 31
(millions of $)	2021	2020	2021	2020

Net income attributable to non-controlling interests	(8)	(69)	(91)	(297)
Net income attributable to non-controlling interests for the three months ended December 31, 2021 decreased by $61 million compared to the same period in 2020 primarily as a result of the March 3, 2021 acquisition of all outstanding common units of TC PipeLines, LP not beneficially owned by TC Energy. Subsequent to the acquisition, TC PipeLines, LP became an indirect, wholly-owned subsidiary of TC Energy. Refer to the U.S. Natural Gas Pipelines section for additional information.

28 | TC Energy Fourth Quarter News Release 2021

Preferred share dividends

	three months ended December 31		year ended December 31
(millions of $)	2021	2020	2021	2020

Preferred share dividends	(32)	(39)	(140)	(159)
Preferred share dividends decreased by $7 million for the three months ended December 31, 2021 compared to the same period in 2020 primarily due to the redemption of all issued and outstanding Series 13 preferred shares on May 31, 2021.
CASH PROVIDED BY OPERATING ACTIVITIES

	three months ended December 31		year ended December 31
(millions of $)	2021	2020	2021	2020

Net cash provided by operations	1,801	1,939	6,890	7,058
Increase in operating working capital	255	140	287	327
Funds generated from operations	2,056	2,079	7,177	7,385
Specific items:
Keystone XL preservation and other	14	—	49	—
Current income tax expense on Keystone XL asset impairment charge, preservation and other	11	—	131	—
Voluntary Retirement Program	(8)	—	63	—
Current income tax recovery on Voluntary Retirement Program	—	—	(14)	—
Comparable funds generated from operations	2,073	2,079	7,406	7,385
Net Cash Provided by Operations
Net cash provided by operations decreased by $138 million for the three months ended December 31, 2021 compared to the same period in 2020 primarily due to the amount and timing of working capital changes.
Comparable Funds Generated From Operations
Comparable funds generated from operations, a non-GAAP measure, helps us assess the cash generating ability of our businesses by excluding the timing effects of working capital changes as well as the cash impact of our specific items.
Comparable funds generated from operations decreased by $6 million for the three months ended December 31, 2021 compared to the same period in 2020 primarily due to lower comparable earnings and lower distributions from the operating activities of our equity investments.

TC Energy Fourth Quarter News Release 2021 | 29

Condensed consolidated statement of income

	three months ended December 31		year ended December 31
(unaudited - millions of Canadian $, except per share amounts)	2021	2020	2021	2020

Revenues
Canadian Natural Gas Pipelines	1,145	1,188	4,519	4,469
U.S. Natural Gas Pipelines	1,401	1,286	5,233	5,031
Mexico Natural Gas Pipelines	149	154	605	716
Liquids Pipelines	654	544	2,306	2,371
Power and Storage	235	125	724	412
	3,584	3,297	13,387	12,999
Income from Equity Investments	217	85	898	1,019
Operating and Other Expenses
Plant operating costs and other	1,095	1,049	4,098	3,878
Commodity purchases resold	85	—	87	—
Property taxes	191	178	774	727
Depreciation and amortization	634	652	2,522	2,590
Asset impairment charge and other	(79)	—	2,775	—
	1,926	1,879	10,256	7,195
Net Gain/(Loss) on Sale of Assets	13	(93)	30	(50)
Financial Charges
Interest expense	611	530	2,360	2,228
Allowance for funds used during construction	(72)	(95)	(267)	(349)
Interest income and other	(87)	(373)	(200)	(213)
	452	62	1,893	1,666
Income before Income Taxes	1,436	1,348	2,166	5,107
Income Tax Expense
Current	(114)	(35)	305	252
Deferred	392	151	(185)	(58)
	278	116	120	194
Net Income	1,158	1,232	2,046	4,913
Net income attributable to non-controlling interests	8	69	91	297
Net Income Attributable to Controlling Interests	1,150	1,163	1,955	4,616
Preferred share dividends	32	39	140	159
Net Income Attributable to Common Shares	1,118	1,124	1,815	4,457
Net Income per Common Share
Basic	$1.14	$1.20	$1.87	$4.74
Diluted	$1.14	$1.20	$1.86	$4.74
Weighted Average Number of Common Shares (millions)
Basic	980	940	973	940
Diluted	981	940	974	940

30 | TC Energy Fourth Quarter News Release 2021

Condensed consolidated statement of cash flows

	three months ended December 31		year ended December 31
(unaudited - millions of Canadian $)	2021	2020	2021	2020

Cash Generated from Operations
Net income	1,158	1,232	2,046	4,913
Depreciation and amortization	634	652	2,522	2,590
Asset impairment charge and other	(79)	—	2,775	—
Deferred income taxes	392	151	(185)	(58)
Income from equity investments	(217)	(85)	(898)	(1,019)
Distributions received from operating activities of equity investments	235	321	975	1,123
Employee post-retirement benefits funding, net of expense	(19)	(13)	(5)	(19)
Net (gain)/loss on sale of assets	(13)	93	(30)	50
Equity allowance for funds used during construction	(53)	(67)	(191)	(235)
Unrealized (gains)/losses on financial instruments	(16)	(113)	194	(103)
Foreign exchange (gains)/losses on loan receivable from affiliate	(4)	(137)	41	86
Other	38	45	(67)	57
Increase in operating working capital	(255)	(140)	(287)	(327)
Net cash provided by operations	1,801	1,939	6,890	7,058
Investing Activities
Capital expenditures	(1,619)	(1,964)	(5,924)	(8,013)
Capital projects in development	—	—	—	(122)
Contributions to equity investments	(504)	(267)	(1,210)	(765)
Proceeds from sales of assets, net of transaction costs	35	—	35	3,407
Loan to affiliate, net	601	250	(239)	—
Acquisition	—	(88)	—	(88)
Other distributions from equity investments	73	—	73	—
Deferred amounts and other	23	(112)	(447)	(471)
Net cash used in investing activities	(1,391)	(2,181)	(7,712)	(6,052)
Financing Activities
Notes payable issued/(repaid), net	2,015	2,545	1,003	(220)
Long-term debt issued, net of issue costs	2,932	199	10,730	5,770
Long-term debt repaid	(6,778)	(1,736)	(7,758)	(3,977)
Junior subordinated notes issued, net of issue costs	—	—	495	—
Loss on settlement of financial instruments	(10)	—	(10)	(130)
Redeemable non-controlling interest repurchased	—	—	(633)	—
Contributions from redeemable non-controlling interest	—	455	—	1,033
Dividends on common shares	(852)	(761)	(3,317)	(2,987)
Dividends on preferred shares	(32)	(38)	(141)	(159)
Distributions to non-controlling interests	(7)	(54)	(74)	(221)
Distributions on Class C Interests	(5)	—	(16)	—
Common shares issued, net of issue costs	84	5	148	91
Preferred shares redeemed	—	—	(500)	—
Acquisition of TC PipeLines, LP transaction costs	—	—	(15)	—
Net cash (used in)/provided by financing activities	(2,653)	615	(88)	(800)
Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	59	(35)	53	(19)
(Decrease)/Increase in Cash and Cash Equivalents	(2,184)	338	(857)	187
Cash and Cash Equivalents
Beginning of period	2,857	1,192	1,530	1,343
Cash and Cash Equivalents
End of period	673	1,530	673	1,530

TC Energy Fourth Quarter News Release 2021 | 31

Condensed consolidated balance sheet

(unaudited - millions of Canadian $)		December 31, 2021	December 31, 2020

ASSETS
Current Assets
Cash and cash equivalents		673	1,530
Accounts receivable		3,092	2,162
Loans receivable from affiliates		1,217	—
Inventories		724	629
Other current assets		1,717	880
		7,423	5,201
Plant, Property and Equipment	net of accumulated depreciation of $31,930 and $29,597, respectively	70,182	69,775
Equity Investments		8,441	6,677
Long-Term Loans Receivable from Affiliates		238	1,338
Restricted Investments		2,182	1,898
Regulatory Assets		1,767	1,753
Goodwill		12,582	12,679
Other Long-Term Assets		1,403	979
		104,218	100,300
LIABILITIES
Current Liabilities
Notes payable		5,166	4,176
Accounts payable and other		5,099	3,816
Dividends payable		879	795
Accrued interest		577	595
Redeemable non-controlling interest		—	633
Current portion of long-term debt		1,320	1,972
		13,041	11,987
Regulatory Liabilities		4,300	4,148
Other Long-Term Liabilities		1,059	1,475
Deferred Income Tax Liabilities		6,142	5,806
Long-Term Debt		37,341	34,913
Junior Subordinated Notes		8,939	8,498
		70,822	66,827
Redeemable Non-Controlling Interest		—	393
EQUITY
Common shares, no par value		26,716	24,488
Issued and outstanding:	December 31, 2021 – 981 million shares December 31, 2020 – 940 million shares
Preferred shares		3,487	3,980
Additional paid-in capital		729	2
Retained earnings		3,773	5,367
Accumulated other comprehensive loss		(1,434)	(2,439)
Controlling Interests		33,271	31,398
Non-Controlling Interests		125	1,682
		33,396	33,080
		104,218	100,300

32 | TC Energy Fourth Quarter News Release 2021

SEGMENTED INFORMATION

three months ended December 31, 2021	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	1,145	1,401	149	654	235	—		3,584
Intersegment revenues	—	35	—	—	—	(35)	[2]	—
	1,145	1,436	149	654	235	(35)		3,584
Income/(loss) from equity investments	4	66	19	17	115	(4)	[3]	217
Plant operating costs and other	(411)	(372)	(16)	(191)	(138)	33	[2]	(1,095)
Commodity purchase resold	—	—	(1)	(84)	—	—		(85)
Property taxes	(64)	(91)	—	(35)	(1)	—		(191)
Depreciation and amortization	(285)	(221)	(28)	(80)	(20)	—		(634)
Asset impairment charge and other	—	—	—	79	—	—		79
Gain on sale of assets	—	—	—	13	—	—		13
Segmented Earnings/(Losses)	389	818	123	373	191	(6)		1,888
Interest expense								(611)
Allowance for funds used during construction								72
Interest income and other[3]								87
Income before Income Taxes								1,436
Income tax expense								(278)
Net Income								1,158
Net income attributable to non-controlling interests								(8)
Net Income Attributable to Controlling Interests								1,150
Preferred share dividends								(32)
Net Income Attributable to Common Shares								1,118
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3Income/(loss) from equity investments includes the Company's proportionate share of Sur de Texas foreign exchange gains and losses on the peso-denominated loans from affiliates which are fully offset in Interest income and other by the corresponding foreign exchange losses and gains on the affiliate receivable balance.

TC Energy Fourth Quarter News Release 2021 | 33

three months ended December 31, 2020	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	1,188	1,286	154	544	125	—		3,297
Intersegment revenues	—	39	—	—	13	(52)	[2]	—
	1,188	1,325	154	544	138	(52)		3,297
Income/(loss) from equity investments	7	68	28	19	100	(137)	[3]	85
Plant operating costs and other	(448)	(386)	(16)	(156)	(82)	39	[2]	(1,049)
Property taxes	(65)	(88)	—	(24)	(1)	—		(178)
Depreciation and amortization	(332)	(189)	(29)	(83)	(19)	—		(652)
Net loss on sale of assets	—	—	—	—	(93)	—		(93)
Segmented Earnings/(Losses)	350	730	137	300	43	(150)		1,410
Interest expense								(530)
Allowance for funds used during construction								95
Interest income and other[3]								373
Income before Income Taxes								1,348
Income tax expense								(116)
Net Income								1,232
Net income attributable to non-controlling interests								(69)
Net Income Attributable to Controlling Interests								1,163
Preferred share dividends								(39)
Net Income Attributable to Common Shares								1,124
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3Income/(loss) from equity investments includes the Company's proportionate share of Sur de Texas foreign exchange gains and losses on the peso-denominated loans from affiliates which are fully offset in Interest income and other by the corresponding foreign exchange losses and gains on the affiliate receivable balance.

34 | TC Energy Fourth Quarter News Release 2021

year ended December 31, 2021	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	4,519	5,233	605	2,306	724	—		13,387
Intersegment revenues	—	145	—	—	14	(159)	[2]	—
	4,519	5,378	605	2,306	738	(159)		13,387
Income from equity investments	12	244	119	71	411	41	[3]	898
Plant operating costs and other	(1,567)	(1,393)	(55)	(700)	(455)	72	[2]	(4,098)
Commodity purchase resold	—	—	(3)	(84)	—	—		(87)
Property taxes	(289)	(367)	—	(113)	(5)	—		(774)
Depreciation and amortization	(1,226)	(791)	(109)	(318)	(78)	—		(2,522)
Asset impairment charge and other	—	—	—	(2,775)	—	—		(2,775)
Gain on sale of assets	—	—	—	13	17	—		30
Segmented Earnings/(Losses)	1,449	3,071	557	(1,600)	628	(46)		4,059
Interest expense								(2,360)
Allowance for funds used during construction								267
Interest income and other[3]								200
Income before Income Taxes								2,166
Income tax expense								(120)
Net Income								2,046
Net income attributable to non-controlling interests								(91)
Net Income Attributable to Controlling Interests								1,955
Preferred share dividends								(140)
Net Income Attributable to Common Shares								1,815
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3Income from equity investments includes the Company's proportionate share of Sur de Texas foreign exchange gains and losses on the peso-denominated loans from affiliates which are fully offset in Interest income and other by the corresponding foreign exchange losses and gains on the affiliate receivable balance.

TC Energy Fourth Quarter News Release 2021 | 35

year ended December 31, 2020	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Liquids Pipelines	Power and Storage
(unaudited - millions of Canadian $)						Corporate[1]		Total

Revenues	4,469	5,031	716	2,371	412	—		12,999
Intersegment revenues	—	165	—	—	20	(185)	[2]	—
	4,469	5,196	716	2,371	432	(185)		12,999
Income from equity investments	12	264	127	75	455	86	[3]	1,019
Plant operating costs and other	(1,631)	(1,485)	(57)	(654)	(220)	169	[2]	(3,878)
Property taxes	(284)	(337)	—	(101)	(5)	—		(727)
Depreciation and amortization	(1,273)	(801)	(117)	(332)	(67)	—		(2,590)
Net gain/(loss) on sale of assets	364	—	—	—	(414)	—		(50)
Segmented Earnings	1,657	2,837	669	1,359	181	70		6,773
Interest expense								(2,228)
Allowance for funds used during construction								349
Interest income and other[3]								213
Income before Income Taxes								5,107
Income tax expense								(194)
Net Income								4,913
Net income attributable to non-controlling interests								(297)
Net Income Attributable to Controlling Interests								4,616
Preferred share dividends								(159)
Net Income Attributable to Common Shares								4,457
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Plant operating costs and other in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3Income from equity investments includes the Company's proportionate share of Sur de Texas foreign exchange gains and losses on the peso-denominated loans from affiliates which are fully offset in Interest income and other by the corresponding foreign exchange losses and gains on the affiliate receivable balance.
Total Assets by Segment

(unaudited - millions of Canadian $)	December 31, 2021	December 31, 2020

Canadian Natural Gas Pipelines	25,213	22,852
U.S. Natural Gas Pipelines	45,502	43,217
Mexico Natural Gas Pipelines	7,547	7,215
Liquids Pipelines	14,951	16,744
Power and Storage	6,563	5,062
Corporate	4,442	5,210
	104,218	100,300

36 | TC Energy Fourth Quarter News Release 2021